                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-100651



PROSPECTUS

                                  NETGURU, INC.

                          26,500 SHARES OF COMMON STOCK

         The shares of our common stock being offered under this prospectus are being offered by some of our security holders identified in this prospectus for their own accounts. Our common stock trades on The Nasdaq National Market(R) under the symbol "NGRU." The last reported sale price of our common stock on May 2, 2003, was $1.47 per share.

         Our principal offices are located at 22700 Savi Ranch Parkway, Yorba Linda, California 92887, and our telephone number is (714) 974-2500.

                            -------------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                 PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            -------------------------

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 The date of this prospectus is May 14, 2003.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................17
SELLING SECURITY HOLDERS......................................................18
PLAN OF DISTRIBUTION..........................................................19
USE OF PROCEEDS...............................................................20
INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................21
EXPERTS.......................................................................21
LEGAL MATTERS.................................................................21
WHERE YOU CAN FIND MORE INFORMATION...........................................22
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................23

                               PROSPECTUS SUMMARY

         This summary highlights some information from this prospectus. Because it is a summary, it necessarily does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus, especially the risks of investing in our common stock discussed under "Risk Factors."

                                   OUR COMPANY

OVERVIEW

         We were incorporated in 1981 under the name Research Engineers, Inc. and changed our name to netGuru, Inc. in 2000. We are a Delaware corporation. Our primary business offerings are:

         o Engineering and collaborative software products and services for businesses worldwide;

         o Information technology, or IT, services (including value-added IT services); and

         o Web-based telecommunication and travel services (including long-distance communication services that include call termination services, prepaid phone cards and travel services).

ENGINEERING AND COLLABORATIVE SOFTWARE PRODUCTS AND SERVICES

         Over the past 21 years, we have continuously improved our core competency and established a strong brand for our engineering software within the architectural/engineering/construction, or A/E/C, markets worldwide. Our engineering software primarily is used for the specific calculations required for the design of civil and structural engineering projects. We have established our leadership position in the engineering software industry by being the first-to-market for personal computer-, or PC-, based engineering software and by being the first mover to penetrate foreign markets. Currently, 46 of the 50 largest engineering design firms in the world use our engineering software. We have 19,000 customers, with over 47,000 installations and approximately 160,000 users in 85 countries.

         Our stand-alone and network-based engineering software products provide fully integrated, easy-to-use design automation and analysis solutions for use by engineering analysis and design professionals worldwide. We have developed a comprehensive line of structural, mechanical, civil and process/piping engineering software products, including our STAAD/Pro(R) family of products, FabriCAD, ADLPIPE, STARDYNE(R), CIVILSOFT and CIVILMASTER(R). Our products assist engineers in performing mission-critical functions, including analysis and design of industrial, commercial, transportation and utility structures, pipelines, machinery, automotive and aerospace products; and survey, contour and digital terrain modeling.

         All of our engineering software products use our proprietary Windows-based graphics engine that provides a modern graphics environment for model development, visualization/verification and drawing generation. These products are also designed for use with third-party computer aided design, or CAD, drafting systems, including AutoCAD and MicroStation. Our structural and civil engineering products provide eight international language options and twelve local design codes required by our worldwide markets.

         In April 2000, we acquired Allegria Software, Inc., a developer of Web-based document management and collaborative tools for engineers and manufacturers, and we added Allegria Software's e-Review and ForReview collaborative products to our offerings. Our collaborative software innovations have changed the way engineers conduct their day-to-day business. Once installed at a host location, our eReview collaborative software enables a host and other participants to engage in real-time Web-based conferencing and document sharing anywhere and anytime in over 150 widely used document formats. eReview allows our customers to bridge physical distances in their global business environments by enabling decision makers to communicate without costly and time consuming travel to geographically dispersed locations. Complementing eReview, our WebWorks software provides comprehensive project-based document and team management functions. Our collaborative products can be implemented as stand-alone enterprise solutions or as an integrated system working in concert with our other products. Due to our engineering experience, our collaborative software is ideally suited for multi-faceted A/E/C projects but also has direct application for many other industries.

         We offer our engineering products and solutions online at WEB4ENGINEERS.COM. On this site, we offer versions of our current software products such as STAAD/Pro(R), CIVILMASTER(R) and FabriCAD that are Web-enabled, which means that our customers can use these products from our Website by paying a fee instead of purchasing these products. We also offer our collaborative software product, eReview, in a Web-enabled version, which our customers can use for interactive Web-based meetings to view, annotate and markup documents online in real-time.

         We generate revenues from software licensing fees and annual support fees established at the time of the initial contract. Suggested list prices for most of our software products range from approximately $850 to $7,000 and up to $1,000 per license for eReview and related products.

IT SERVICES

         We are an IT total solutions provider, or TSP. Our IT services division has provided contract IT services and software solutions to almost every vertical industry market (that is, a particular industry or group of enterprises to whom similar goods and services can be sold), with an emphasis on engineering, aerospace, e-commerce, semiconductors, finance, education, insurance, manufacturing, distribution, retail, government, pharmaceuticals and healthcare. As a TSP, we provide our business-to-business clients with services that involve integration of multiple existing third party software solutions, and we also offer value-added IT services by incorporating our proprietary collaborative software technology and/or our engineering solution software into enterprise solutions designed to accomplish our clients' current objectives and grow with our clients' enterprises. We specialize in providing IT services that involve mission critical applications that deliver round-the-clock performance.

         We offer our IT services through our two service offices located in Boston, Massachusetts and San Jose, California. We provide IT services both on a project basis and through on-site consulting. When we provide IT services on a project basis, we assume full project management responsibility. Typically, projects are of a fixed duration and are charged at a fixed price. When we provide on-site consulting services, we bill our clients on a time and materials basis.

         We provide IT services to customers in the United Kingdom, France and Germany in addition to customers in North America. We strive to contain costs while remaining competitive by utilizing our production centers in India to support our IT services business.

WEB-BASED TELECOMMUNICATION AND TRAVEL SERVICES

         Our Web-based telecommunication and travel services activities comprise long-distance communication services that include call termination services and prepaid phone cards, and travel services targeted primarily toward certain niche markets.

         Long-Distance Communication Services
         ------------------------------------

         We offer to communication service providers global long-distance call termination services through our gateway in the U.S. by traditional delivery methods such as international leased lines and satellite access. Our long-distance call termination services involve a number of steps. We collect voice and or data traffic from long-distance service providers. We convert analog traffic to digital traffic where necessary using software licensed from a third-party. We compress the traffic and carry it on our communications infrastructure. We then drop off the traffic at a point where another service provider picks up this traffic and carries it to its destination or to another service provider. We receive our revenues from the long-distance service provider from whom we received the traffic, and we pay the service provider to whom we drop off the traffic. As is typical of other small long-distance call termination service providers, we do not have long-term commitments with third parties to purchase or sell these communication services.

         Our managed communications network is designed to be a premium communications and data network built with carrier-grade communications switches and equipment linked by a combination of the Internet, international leased lines and satellite access. We monitor and control our communications network round-the-clock to deliver high quality voice communications. In the U.S., our communications gateway and switch is located in a leased communications facility in Los Angeles, California.

         We sell prepaid phone cards through our automated proprietary Websites. The phone cards are available for both domestic and international long-distance calls.

         Most phone cards are paid for by credit card. Long distance call termination services are paid for by wire transfer or check within one or two weeks after we provide the service.

         Travel Services
         ---------------

         We offer online international travel services that primarily are targeted toward the Asian community and persons of Indian origin located throughout the world. Our travel services primarily consist of domestic and international flight reservations and ticketing, vacation travel planning and services, and travel services specifically tailored to the needs of our business client companies. Most online travel sales are paid for by credit card.

                                  THE OFFERING

Common stock offered by the
selling security holders          26,500 shares

Use of Proceeds                   All proceeds of this offering will be received
                                  by selling security holders for their own accounts.

Risk Factors                      You should read the "Risk Factors" beginning
                                  on page 7, as well as other cautionary
                                  statements throughout this prospectus, before investing in shares of our common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following financial data is provided as of and for the fiscal years ended March 31, 2002 and 2001 and as of and for the nine months ended December 31, 2002. The financial data as of and for the fiscal years ended March 31, 2002 and 2001 is derived from, and is qualified by reference to, the audited consolidated financial statements and the notes to those consolidated financial statements that are incorporated by reference into this prospectus. The financial data as of and for the nine months ended December 31, 2002 is derived from, and is qualified by reference to, unaudited consolidated financial statements incorporated by reference into this prospectus. In the opinion of our management, those unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data as of and for the nine months ended December 31, 2002. Our historical results are not necessarily indicative of results to be expected for any future periods.


CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):              YEARS ENDED            NINE MONTHS
                                                         MARCH 31,           ENDED DEC. 31,
                                                    2002           2001           2002
                                                    ----           ----           ----
Net revenues ...............................      $ 24,284       $ 31,302       $ 15,260
Loss from operations .......................        (7,572)        (6,519)        (3,247)
Net loss ...................................        (8,944)        (6,637)        (3,172)
Total comprehensive loss ...................        (9,001)        (7,330)        (2,912)
Basic loss per share .......................      $  (0.53)      $  (0.45)      $  (0.18)
Diluted loss per share .....................      $  (0.53)      $  (0.45)      $  (0.18)
Weighted average shares outstanding, basic .        16,982         14,781         17,305
Weighted average shares outstanding, diluted        16,982         14,781         17,305

CONSOLIDATED BALANCE SHEET DATA: ...........   MARCH 31, 2002 MARCH 31, 2001 DEC. 31, 2002
                                               -------------- -------------- -------------
Cash and cash equivalents ..................      $  3,466       $  7,958       $  2,656
Working capital ............................         3,766          8,670          2,271
Total assets ...............................        23,066         32,281         21,217
Long-term debt, net of current portion .....           567            840          1,373
Stockholders' equity .......................        15,331         23,892         12,684


                                  RISK FACTORS

         AN INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE DECIDING TO INVEST OR MAINTAIN AN INVESTMENT IN SHARES OF OUR COMMON STOCK. THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT IS LIKELY THAT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS WOULD BE HARMED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.

     OUR PLANS TO RETURN TO PROFITABILITY DEPEND ON OUR ABILITY TO INCREASE REVENUES DESPITE CUTTING COSTS IN A VARIETY OF AREAS, WHICH MAY NOT BE FEASIBLE.

         We incurred net losses of $8,944,000 and $3,172,000 for the fiscal year ended March 31, 2002 and the nine months ended December 31, 2002, respectively. We used cash in operations totaling $3,225,000 and $2,284,000 for the fiscal year ended March 31, 2002 and the nine months ended December 31, 2002, respectively. During the past year we have significantly reduced our operating expenses. However, in order to achieve profitability, we must increase our revenues while continuing to control our expenses. We are continuing to implement cost containment measures in an effort to reduce our cash consumption from operations both domestically and abroad, and we are working to increase sales of our software products. The results of these combined efforts have reduced our cash used in operations to approximately $150,000 per month.

         We intend to continue these combined efforts with the goal of generating positive cash flow from operations in the quarter ending
June 30, 2003. To accomplish this goal, we are tailoring our cost containment measures to ensure that each of our operating units or costs centers will generate positive cash flow. If adequate funds from operating activities are not available, we may be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain portions of our technologies or potential products or other assets. Furthermore, because some of the areas of expense cutting, such as sales and marketing and research and development, involve activities that we ordinarily undertake with the expectation that they will contribute to future revenues, obtaining and maintaining profitability may be difficult, even with reduced expenses. Even if near-term profitability can be achieved through cost-cutting, it will not be sustainable if the effect of cost-cutting is to impede future revenue growth.

     IF WE ARE UNABLE TO RAISE CAPITAL IN THE FUTURE, WE MAY BE UNABLE TO FUND OPERATING CASH SHORTFALLS.

         Our future capital requirements will depend upon many factors, including sales and marketing efforts, the development of new products and services, possible future strategic acquisitions, the progress of our research and development efforts, and the status of competitive products and services. As of March 31, 2002 and December 31, 2002, we had working capital of $3,766,000 and $2,271,000, respectively, and an accumulated deficit of $16,805,000 and $19,977,000, respectively. As of those dates, we had $3,466,000 and $2,656,000, respectively, in cash and cash equivalents and $3,325,000 and $3,321,000, respectively, of accounts receivable, net of allowance for doubtful accounts.

         We believe that current and future available capital resources will be adequate to fund our operations for the next twelve months. However, historically we have not been able to generate sufficient cash from our operating activities and have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. To the extent we are in need of any additional financing, it may not be available to us on acceptable terms, or at all. Our inability to obtain any needed financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also hinder our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitiveness.

         Any financing may cause significant dilution to existing stockholders. Any debt financing or other financing of securities senior to common stock likely will include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock.

     WE ANTICIPATE THAT OUR ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS" WILL INCREASE OUR LOSSES FOR THE FISCAL YEAR ENDED MARCH 31, 2003 BY AN ESTIMATED $5.4 MILLION DUE TO AN IMPAIRMENT WRITE DOWN FOR OUR IT SERVICES DIVISION AND COULD ALSO CAUSE US TO INCUR LARGE LOSSES IN FUTURE ACCOUNTING PERIODS IF WE DETERMINE THAT THERE HAS BEEN A SIGNIFICANT IMPAIRMENT OF GOODWILL.

         In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement 142, "Goodwill and Other Intangible Assets." We adopted this statement effective April 1, 2002. Under this statement, goodwill is no longer amortized and became subject to annual testing for impairment beginning April 1, 2002. The provisions of this statement require us to perform a two-step test to assess goodwill for impairment. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value, then goodwill is not impaired and we need not proceed to the second step. If the carrying value of a reporting unit exceeds its fair value, then we must determine and compare the implied fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we will record an impairment loss in the amount of the excess. With regard to a reporting unit's goodwill balance at April 1, 2002, we were required to perform the first step of the annual testing for impairment by September 30, 2002. If the results of that step indicated that goodwill may be impaired, we were then required to complete the second step as soon as possible, but no later than March 31, 2003.

         We assessed the fair value of our three reporting units by considering their projected cash flows, using risk-adjusted discount rates, and by the market approach in evaluating the market valuation of the units as compared to competing companies. Given consideration of relevant factors, we concluded that, as of April 1, 2002, an impairment write-down for our IT services division was required. We currently estimate the impairment write-down for our IT services division to be approximately $5.4 million. The actual amount of the impairment and, therefore, the write-down for our IT services division, will be reported with our results for the year ended March 31, 2003.

         We are required to perform additional reviews for impairment annually, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the net carrying amount. We cannot predict whether or when there will be additional impairment charges, or the amount of any such charges. If the charges are significant, the market price of our common stock may decline.

     THE VOTING POWER OF YOUR INVESTMENT AND OUR EARNINGS PER SHARE WOULD BE SUBSTANTIALLY DILUTED IF ALL OR A SIGNIFICANT PORTION OF THE DECEMBER 2002 NOTE WERE CONVERTED INTO SHARES OF OUR COMMON STOCK AT THE INITIAL CONVERSION PRICE.

         The 6% convertible note in the original principal amount of $2,000,000, or the December 2002 note, that we issued to Laurus Master Fund, Ltd., or Laurus, on December 13, 2002, initially was convertible by Laurus into up to 1,250,000 shares of our common stock at an initial fixed conversion price of $1.60 per share. This number of shares represented approximately 7.2% of the 17,325,150 shares of our common stock that were outstanding on May 2, 2003.
As a result, if the entire principal balance of the December 2002 note were converted at the initial conversion price, substantial dilution of the voting power of your investment and of our earnings per share would occur.

     THE MARKET PRICE OF OUR COMMON STOCK AND THE VALUE OF YOUR INVESTMENT COULD SUBSTANTIALLY DECLINE IF ALL OR A SIGNIFICANT PORTION OF THE DECEMBER 2002 NOTE WERE CONVERTED INTO SHARES OF OUR COMMON STOCK AND RESOLD INTO THE MARKET, OR IF A PERCEPTION EXISTS THAT A SUBSTANTIAL NUMBER OF SHARES WILL BE ISSUED UPON CONVERSION OF THE NOTE AND THEN RESOLD INTO THE MARKET.

         If the conversion prices at which the December 2002 note is converted are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion of the note, or even the perception that such sales could occur, could adversely affect the market price of our common stock, which would mean that the note would be convertible into an increased number of shares of our common stock in cases where, as described elsewhere in these risk factors, the conversion price is based upon a discount from the closing price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential conversion of the December 2002 note.

     THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD DECLINE IF THE DECEMBER 2002 NOTE IS CONVERTED AT A REDUCED PRICE DUE TO OUR ISSUANCE OF LOWER-PRICED SHARES.

         The $1.60 initial fixed conversion price of the December 2002 note will be subject to downward weighted-average anti-dilution adjustments in most cases where we issue securities at a purchase, exercise or conversion price that is less than the then-applicable fixed conversion price of the note. For example, if the fixed conversion price were $1.60 per share and we were to issue 1,000,000 shares of common stock at a price of $1.00 per share in a transaction that is not excluded from the anti-dilution provisions, then the fixed conversion price would be reduced to $1.57 per share, and an additional approximate 23,885 shares of common stock would become issuable upon conversion of the principal amount of the note. Consequently, the voting power and value of your investment would decline if conversions occurred at the new fixed conversion price.

     THE MARKET PRICE OF OUR COMMON STOCK COULD SUBSTANTIALLY DECLINE AND THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD BE SUBJECT TO UNLIMITED ADDITIONAL DILUTION IF THE DECEMBER 2002 NOTE WERE CONVERTED ON ONE OR MORE OCCASIONS AT AN ALTERNATE CONVERSION PRICE THAT APPLIES IF WE ARE IN DEFAULT OR IF WE ISSUE A CALL NOTICE UNDER THAT NOTE, PARTICULARLY IF LAURUS SEQUENTIALLY CONVERTS PORTIONS OF THE NOTE INTO SHARES OF OUR COMMON STOCK AT ALTERNATE CONVERSION PRICES AND RESELLS THOSE SHARES INTO THE MARKET.

         If we are in default or we issue call notices under the December 2002 note, then an alternate conversion price based on a discount from the market price of our common stock may apply, and the note could become convertible into an unlimited number of additional shares of our common stock, particularly if Laurus sequentially converts portions of the note into shares of our common stock at alternate conversion prices and resells those shares into the market. If Laurus sequentially converts portions of the December 2002 note into shares of our common stock at alternate conversion prices and resells those shares into the market, then the market price of our common stock could decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. This decline would reduce the alternate conversion price, which in turn would permit Laurus to convert additional portions of the December 2002 note into a greater number of shares of our common stock at the reduced alternate conversion price while a default is continuing under the note. Consequently, if a default occurs and is continuing, and if Laurus repeatedly converts portions of the note at alternate conversion prices and then resells those underlying shares into the market, a continuous downward spiral of the market price of our common stock could occur that would benefit Laurus at the expense of other existing or potential holders of our common stock, creating a conflict of interest between Laurus and investors who purchase the shares of common stock resold by Laurus following conversion of the note.

         For example, if a conversion of the note occurs while we are in default under the note or the related purchase agreement, then the conversion price of the note will be equal to the lesser of the fixed conversion price or 70% of the average of the three lowest closing prices of our common stock during the preceding 30 trading days. So, if we were in default under the note and Laurus then elected to convert $100,000 of the principal amount of the note at a time when the fixed conversion price was $1.60 per share and the average of the three lowest closing prices of our common stock during the thirty preceding trading days also was $1.60, then the applicable conversion price would be $1.12 rather than $1.60, and the number of shares issuable upon the conversion would be 89,286 based upon the alternate conversion price rather than 62,500 based upon the fixed conversion price. The resale of those shares into the market would very likely depress the market price of our common stock because our stock is thinly traded and because Laurus could resell those shares at a discount to the market price and still realize a profit.

         For example, Laurus could resell the 89,286 shares at a price of $1.30, which is $0.18 above the hypothetical $1.12 alternate conversion price but $0.30 below the $1.60 hypothetical market price. If such a sale were to cause the average of the three lowest closing prices of our common stock to decline from $1.60 to $1.30 during the thirty trading days preceding Laurus' next conversion at an alternate conversion price, then Laurus could convert all or any remaining portion of the note at a conversion price equal to 70% of $1.30, or $0.91, and then resell those shares at a discount from this new, lower market price while still making a profit on the resale, such as selling for $1.00 and still realizing a $0.09 profit while causing the market price to go to $1.00. Consequently, the market price of our common stock could substantially decline and the voting power and value of your investment could be subject to unlimited additional dilution if Laurus repeatedly converts portions of the note at alternate conversion prices and then resells those underlying shares into the market.

     CONTRACTUAL LIMITATIONS THAT RESTRICT LAURUS' ABILITY TO CONVERT THE DECEMBER 2002 NOTE MAY NOT NECESSARILY PREVENT SUBSTANTIAL DILUTION OF THE VOTING POWER AND VALUE OF YOUR INVESTMENT.

         The contractual limitations that restrict Laurus' ability to convert the December 2002 note into shares of our common stock are limited in their application and effect and may not prevent substantial dilution of your investment. Laurus may not on any given date convert the note if, and to the extent, that the conversion would result in the issuance of a number of shares of common stock with a dollar value that exceeds 25% of the aggregate dollar trading volume of our common stock during the preceding 30 trading days. However, Laurus may make a series of smaller conversions that do not exceed this limitation but that result in a decline in the market price of our common stock and a decline in the voting power and value of your investment, particularly if Laurus sequentially converts portions of the note into shares of our common stock at alternate conversion prices and resells those shares into the market, as described elsewhere in these risk factors.

         In addition, Laurus is subject to a contractual 4.99% beneficial ownership limitation that prohibits Laurus from converting the note if and to the extent that the conversion would result in Laurus, together with its affiliates, beneficially owning more than 4.99% of our outstanding common stock. However, this 4.99% limitation automatically becomes void upon an event of default under the note and can be waived by Laurus upon 75 days' advance notice to us. In addition, this 4.99% limitation does not prevent Laurus from converting the note into shares of common stock and then reselling those shares in stages over time where Laurus and its affiliates to do not, at any given time, beneficially own shares in excess of the 4.99% limitation. Further, a contractual limitation that prohibits Laurus from converting the note if, and to the extent, the conversion would result in Laurus and its affiliates beneficially owning more than 3,463,625 shares of our common stock, will be removed if and when we obtain stockholder approval at Laurus' request or if an exemption from applicable Nasdaq corporate governance rules becomes available. Consequently, these limitations will not necessarily prevent substantial dilution of the voting power and value of your investment.

     CONVERSIONS OF THE DECEMBER 2002 NOTE AT DRAMATICALLY REDUCED CONVERSION PRICES COULD RESULT IN A CHANGE OF CONTROL OF OUR COMPANY.

         A change of control of our company could occur if, as discussed elsewhere in these risk factors, conversions of the December 2002 note occur at dramatically reduced conversion prices, such as if Laurus sequentially converts portions of the note at alternate conversion prices into shares of our common stock and resells those shares into the market. If a change of control occurs, then the stockholders who historically have controlled our company would no longer have the ability to exert significant control over matters that could include the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations involving our company. Instead, one or more other stockholders could gain the ability to exert this type of control and may also, through control of the board of directors and voting power, be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets.

     IF CONVERSIONS OF THE DECEMBER 2002 NOTE AT DRAMATICALLY REDUCED CONVERSION PRICES RESULT IN A CHANGE OF CONTROL OF OUR COMPANY OR THE FAILURE
     OF OUR COMMON STOCK TO MEET NASDAQ MINIMUM BID PRICE REQUIREMENTS, THEN WE COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH COULD REDUCE THE LIQUIDITY OF OUR COMMON STOCK AND INHIBIT OR PRECLUDE OUR ABILITY TO RAISE ANY NEEDED WORKING CAPITAL FROM EQUITY INVESTORS.

         A change of control of our company or a substantial decline in the market value of our common stock could occur if, as discussed elsewhere in these risk factors, conversions of the December 2002 note occur at dramatically reduced conversion prices, such as if Laurus sequentially converts portions of the note into shares of our common stock and resells those shares into the market. Nasdaq's qualification standards require, among other things, that issuers apply for initial inclusion on Nasdaq following a change of control. Nasdaq looks at many factors in determining whether a change of control has occurred, including without limitation, changes in the management, board of directors, voting power and ownership of a company. If Nasdaq determines that a change of control has occurred due to conversions of the December 2002 note or otherwise, we would need to file a new listing application if we want to maintain our Nasdaq listing. We do not know whether, at the time, if any, that we would file a new listing application with Nasdaq, we would meet the initial listing standards of either The Nasdaq National Market or The Nasdaq SmallCap Market.

         In addition, Nasdaq's quantitative listing standards require, among other things, that listed companies maintain a minimum bid price of $1.00. If our bid price falls and remains below $1.00 for at least 30 consecutive trading days, whether due to sequential conversions of the note and resales of the underlying shares or otherwise, we may be delisted if we do not regain compliance with the bid price requirement within any applicable grace period.

         If we are delisted from The Nasdaq National Market, our stock price could decline and the ability of our stockholders and of any potential or future investors to achieve liquidity from our common stock could be severely limited. This could inhibit, if not preclude, our ability to raise any needed additional working capital through equity offerings on acceptable terms.

     IF WE ARE UNSUCCESSFUL IN ACHIEVING AND MAINTAINING COMPLIANCE WITH OUR REGISTRATION OBLIGATIONS WITH REGARD TO THE DECEMBER 2002 NOTE
     AND RELATED WARRANT, WE WILL INCUR SUBSTANTIAL MONETARY PENALTIES.

         The agreements we entered into in connection with our issuance of the December 2002 note require us to, among other things, register for resale the shares of common stock issued or issuable under the note and the accompanying warrant and maintain the effectiveness of the registration statement for an extended period of time. We currently are not in compliance with our registration obligations and are subject to liquidated damage assessments of 1% of the principal amount of the note for the first 45 days of non-compliance and 2% of the principal amount of the note for each month of non-compliance thereafter, subject to pro ration for partial months. If we are unable to obtain and maintain effectiveness of the required registration statement, then we may be required to pay additional liquidated damages, which would adversely affect our business, operating results, financial condition, and ability to service our other indebtedness by negatively impacting our cash flows.

     OUR LIMITED OPERATING HISTORY AND LACK OF EXPERIENCE IN OUR NEW OR PROPOSED LINES OF BUSINESS MAKES IT DIFFICULT TO PREDICT OUR FUTURE SUCCESS.

         We have only recently diversified our business and are now offering Internet-based business-to-business services and telephony services to the global community. We intend to provide integrated communications services to and from global destinations to consumers, carriers and businesses. As a result, we have limited or no operating histories in each of these new or proposed lines of business. Therefore, our historical financial information is of limited value in projecting our future success in these markets.

     OUR EXPANSION INTO NEW LINES OF BUSINESS MAY DIVERT MANAGEMENT'S ATTENTION FROM OUR EXISTING OPERATIONS AND PROVE TO BE TOO COSTLY.

         We have been in the engineering software business for over 21 years, and our two IT consulting businesses have a combined 14 years of operating experience. We have only recently entered the Internet content and commerce services, Internet-based IT business-to-business services, and telephony services markets. In the future, we may expand into the integrated Indian-focused communications markets. Our expansion into these new and proposed lines of business may be difficult for us to manage because they involve different disciplines and require different expertise than our core businesses. Consequently, this expansion may detract management's time and attention away from our core businesses, and we may need to incur significant expenses in order to develop the expertise and reputation we desire, which could prevent us from generating revenues from these lines of business in amounts sufficient to justify the expenses we incur in operating them.

     OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR CURRENT MANAGEMENT TEAM.

         Our founder, Chairman and Chief Executive Officer, Amrit K. Das, and our President and Chief Operating Officer, Jyoti Chatterjee, have each been with us for more than 21 years. Their experience, expertise, industry knowledge and historical company knowledge would be extremely difficult to replace if we were to lose the services of either of them. The precise impact of the loss of services of either of them is extremely difficult to predict, but would likely result in, at a minimum, significant costs to recruit, hire and retain a successor and impaired operating results while the successor was being recruited and transitioning into the position. We do not currently maintain life insurance on the lives of either of these officers.

     THE MARKETS IN WHICH WE CURRENTLY COMPETE AND PLAN TO COMPETE ARE AND WILL CONTINUE TO BE HIGHLY COMPETITIVE, WHICH HAS RESULTED IN SIGNIFICANT PRICE COMPETITION AND LOWER PROFIT MARGINS AND MAY ALSO RESULT IN REDUCED REVENUES OR LOSS OF MARKET SHARE.

         The Internet-based services, Internet-based engineering software products and services and telephony services markets each are highly competitive. The market for Internet-based products and services is characterized by an increasing number of entrants due to low start-up costs. Some of our competitors and potential competitors have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than ours. Our competitors may develop products and services that are superior to ours or that achieve greater market acceptance. Our future success will depend significantly upon our ability to increase our share of our target markets and to sell additional products, product enhancements and services to our customers. We are experiencing pricing and margin pressures as we work to expand our software products and services market share. We also are experiencing lower profit margins in our telephony operations due to the turmoil in that market sector. As a result of these pricing and margin pressures, we may experience declines in our revenues and market share.

     IF THE QUALITY AND MAINTENANCE OF THE THIRD-PARTY COMMUNICATIONS INFRASTRUCTURE ON WHICH WE RELY SUFFERS, OUR SERVICE COULD BE DISRUPTED, OUR REPUTATION COULD BE HARMED AND WE COULD LOSE CUSTOMERS.

         We rely on a third-party communications infrastructure to carry our voice traffic. We have no control over whether the infrastructure on which we rely will be adequately maintained by the third parties or whether the third parties will be able to upgrade or improve their equipment and prevent it from becoming obsolete. If the third parties fail to maintain, upgrade or improve their equipment, our ability to provide services would be impaired or interrupted. Impairments or interruptions, particularly impairments or interruptions that are frequent or long-lasting, could harm our reputation and cause us to lose existing or potential customers.

     OUR OPERATING RESULTS MAY BE ADVERSELY IMPACTED BY EXCHANGE RATE FLUCTUATIONS.

         We have established and acquired international subsidiaries that prepare their balance sheets in the relevant foreign currency. In order to be included in our consolidated financial statements, these balance sheets are converted, at the then current exchange rate, into U.S. dollars, and the statements of operations are converted using weighted average exchange rates for the applicable periods. Foreign currency denominated sales may result in gains and losses on the conversion to U.S. dollars. Therefore, exchange rate fluctuations can have a detrimental effect on our reported operating results. We do not engage in hedging activities to protect against the risk of currency fluctuations.

     WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS AND SERVICES TO CUSTOMERS IN INTERNATIONAL MARKETS IN WHICH WE MAY HAVE DIFFICULTY PROTECTING IMPORTANT INTELLECTUAL PROPERTY RIGHTS.

         Sales of our products and services to customers located outside the U.S. accounted for approximately 24.8% and 19.1% of our net revenue for the fiscal years ended March 31, 2002 and March 31, 2001, respectively, and 33.3% of our net revenue for the nine months ended December 31, 2002. Our intellectual property rights are an important aspect of our international business. We rely primarily on a combination of contract, copyright, trademark and trade secret laws, domain registration, license and confidentiality agreements and software security measures to protect our proprietary technology. However, we believe that existing laws provide limited protection for our technology and that it may be possible for a third party to misappropriate our technology or to independently develop similar technology.

         Protective measures we take may be even less effective in the emerging Internet law field because online contracting, privacy and liability issues, among others, are still being resolved. This lack of certainty is even greater in India, where the use of the Internet is less evolved than in the U.S. In addition, effective copyright and trade secret protection may not be available in every jurisdiction where we distribute our products, particularly in foreign countries where the laws generally offer no protection or less protection than the laws of the U.S. The laws of India and other foreign countries in which we operate do not protect intellectual property rights to the same extent as those of the U.S. For example, India's statutory laws do not protect service marks. Because a significant portion of our sales of products and services comes from international markets, this lack of copyright and trade secret protection could adversely affect our business and results of operations if a third party were successful in copying our products and services and marketing products and services similar to ours.

     CONFLICTS INVOLVING INDIA AND FUTURE CHANGES IN THE INDIAN GOVERNMENT POLICY FAVORING ECONOMIC LIBERALIZATION COULD MAKE OUR INDIAN OPERATIONS ECONOMICALLY UNVIABLE.

         During the fiscal year ended March 31, 2002 and the nine months ended December 31, 2002, we derived only approximately 5.5% and 5.2%, respectively, of our total net revenues from sales made by our Indian operations, primarily to customers in India. However, nearly one-half of our employees, many of whom are engaged in non-sales activities such as technical support and research and development, were based in India. India has from time to time experienced civil unrest and hostilities with its neighboring countries. Although the Indian government has changed three times since 1996, the government of India has pursued policies of economic liberalization throughout the past decade. These policies have resulted in significantly increased opportunities for publicly and privately held businesses in the information technology services markets in which we operate in India. However, we cannot assure you that the current government will remain in power or that these policies will continue. A significant change in the Indian government's policies could cause our operations in India to become more expensive or more difficult, and in either case cause us to have to re-evaluate the economic viability of operating there. Moreover, if civil unrest or hostilities involving India and any of its neighboring countries should occur, it could have an adverse effect on the communication infrastructure in India, which could, in turn, cause our operations there to cease making economic sense. In that event, we may need to expend significant time and resources in relocating and conducting our Indian operations elsewhere.

     THE WAR IN THE MIDDLE EAST COULD ADVERSELY AFFECT INTERNATIONAL
     TRAVEL WHICH, IN TURN, COULD NEGATIVELY IMPACT REVENUES FROM OUR TRAVEL BUSINESS AND FOR OUR COMPANY OVERALL.

         The war between Iraq and the coalition forces may adversely impact international travel. Since our travel division derives over 80% of its revenues from international travel, decreases in international travel are likely to reduce revenues from our travel business and for our company overall. If the war or subsequent factors affect international travel patterns for more than a short period, our revenues and results of operations cold be negatively impacted.

     REVENUES FOR OUR TRAVEL SERVICES DIVISION AND FOR OUR COMPANY OVERALL COULD BE NEGATIVELY AFFECTED IF INTERNATIONAL TRAVEL DECLINES DUE TO THE OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME, OR SARS.

         Our travel business, which focuses on travel to India and neighboring countries could be adversely affected if the cause or mode of transmission of SARS is not determined soon. The uncertainty regarding SARS may cause travelers to become reluctant to travel by air, which could reduce the demand for our travel services. This, in turn, could negatively impact revenues from our travel division and for our company overall.

     CHANGING TECHNOLOGY MAY RENDER OUR PRODUCT AND SERVICE OFFERINGS OBSOLETE AND, THEREFORE, UNMARKETABLE.

         Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause our customers to defer or cancel purchases of existing products or services.

     U.S. FEDERAL OR STATE GOVERNMENTS MAY INCREASE TELEPHONY REGULATION, WHICH COULD CAUSE THAT BUSINESS TO BECOME ECONOMICALLY UNVIABLE, EITHER AS A RESULT OF INCREASED EXPENSES OR AS A RESULT OF LIMITATIONS ON GROWING THAT BUSINESS.

         Our provision of telecommunication services is subject to government regulation in the U.S. Federal law regulates international and interstate telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations by Congress, by the Federal Communications Commission, or the FCC, or any state could cause operating in this field to become more expensive or could cause expansion to become more difficult, such as by limiting the ability to obtain necessary licenses. We cannot assure you that the regulatory authorities in one or more states or the FCC will not take action causing this business to become unviable for us.

     OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES OF OUR COMMON STOCK.

         The market prices of securities of technology-based companies like ours, particularly Internet-related companies, currently are highly volatile. The market price of our common stock has fluctuated significantly in the past. In fact, during the 52-week period ended May 2, 2003, the high and low sale prices of a share of our common stock were $3.95 and $0.68, respectively. Our market price may continue to exhibit significant fluctuations in response to a variety of factors, many of which are beyond our control. These factors include, among others, deviations in our results of operations from the estimates of securities analysts, changes in securities analysts' estimates of our financial performance, changes in market valuations of similar companies and stock market price and volume fluctuations generally. Additionally, until the full effects of our cost-cutting efforts that began over a year ago become clear, including whether those cuts have a long-term negative impact on revenues, it is likely that our quarter-to-quarter performance will be unpredictable and our stock price particularly volatile.

         In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Because of the volatility of the market price of our common stock, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

     OUR NET OPERATING LOSS CARRYFORWARDS MAY BE SUBJECT TO AN ANNUAL LIMITATION ON THEIR UTILIZATION, WHICH MAY INCREASE OUR TAXES AND DECREASE AFTER-TAX INCOME AND CASH FLOWS.

         As of March 31, 2002, we had available net operating loss carryforwards of $9,321,000 for federal income tax purposes and $5,133,000 for state income tax purposes. Due to the "change in ownership" provisions of the Tax Reform Act of 1986, our net operating loss carryforwards may be subject to an annual limitation on the utilization of these carryforwards against taxable income in future periods if a cumulative change in ownership of more than 50% occurs within any three-year period. To the extent we are unable to fully use these net operating loss carryforwards to offset future taxable income, we will be subject to income taxes on future taxable income, which will decrease our after-tax income and cash flows.

     THE CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK GIVES A FEW INDIVIDUALS SIGNIFICANT CONTROL OVER IMPORTANT POLICY DECISIONS AND COULD DELAY OR PREVENT CHANGES IN CONTROL.

         As of May 2, 2003, our executive officers and directors and their family members together beneficially owned approximately 45.1% of the issued and outstanding shares of our common stock. As a result, these persons have the ability to exert significant control over matters that could include the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations involving our company. In addition, through control of the board of directors and voting power, they may be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets. In addition, the concentration of voting power in the hands of those individuals could have the effect of delaying or preventing a change in control of our company, even if the change in control would benefit our stockholders. A perception in the investment community of an anti-takeover environment at our company could cause investors to value our stock lower than in the absence of such a perception.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend that those forward-looking statements be subject to the safe harbors created by those sections. These forward-looking statements generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance, and can generally be identified by the use of the words "believe," "intend," "plan," "expect," "forecast," "project," "may," "should," "could," "seek," "pro forma," "estimates," "continues," "anticipate" and similar words. The forward-looking statements and associated risks may include, relate to, or be qualified by other important factors, including, without limitation:

         o        our ability to achieve and maintain to profitability and
                  obtain additional working capital, if required;
         o        our ability to successfully implement our future business
                  plans;
         o our ability to attract strategic partners, alliances and advertisers;
         o        our ability to hire and retain qualified personnel;
         o        the risks of uncertainty of trademark protection;
         o risks associated with existing and future governmental regulation to which we are subject; and
         o uncertainties relating to economic conditions in the markets in which we currently operate and in which we intend to operate in the future.

         These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements. We do not undertake to update, revise or correct any forward-looking statements.

         Any of the factors described above or in the "Risk Factors" section above could cause our financial results, including our net income (loss) or growth in net income (loss) to differ materially from prior results, which in turn could, among other things, cause the price of our common stock to fluctuate substantially.

                            SELLING SECURITY HOLDERS

         This prospectus covers the offer and sale by Mukti L. Das and Akira Niwayama of up to an aggregate of 26,500 shares of our common stock. Each selling security holder has indicated to us that he is acting individually, not as a member of a group.

         Each of the selling security holders received the shares he is offering under this prospectus as compensation for past services rendered. Mr. Das is a former Vice President of netGuru who we employed from September 1995 to March 2001. Mr. Niwayama served as a consultant who fostered sales of our STAAD/Pro(R) family of products in Japan from April 2002 to June 2002.

         The following table sets forth, to our knowledge, certain information about the selling security holders as of May 2, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the Commission, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 17,325,150 shares of common stock outstanding as of the date of the table.

                                SHARES OF COMMON                                 SHARES OF
                               STOCK BENEFICIALLY                              COMMON STOCK
                                   OWNED PRIOR            SHARES OF          BENEFICIALLY OWNED
                                   TO OFFERING           COMMON STOCK         AFTER OFFERING(1)
                                   -----------               BEING           -----------------
SELLING SECURITY HOLDER       NUMBER      PERCENTAGE       REGISTERED      NUMBER    PERCENTAGE
-----------------------       ------      ----------       ----------      ------    ----------
Mukti L. Das                     14,000         *            14,000           --         --
Akira Niwayama                   12,500         *            12,500           --         --

------------------
*Less than 1%

(1) The figures shown assume the sale of all shares being offered under this prospectus.


                              PLAN OF DISTRIBUTION

         The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;
         o an exchange distribution in accordance with the rules of the applicable exchange;
         o        privately negotiated transactions;
         o short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;
         o        transactions to cover short sales;
         o broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;
         o        a combination of any of these methods of sale; or
         o        any other method permitted by applicable law.

         The sale price to the public may be:

         o        the market price prevailing at the time of sale;
         o        a price related to the prevailing market price;
         o        at negotiated prices; or
         o a price the selling security holder determines from time to time.

         The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling security holders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed shares, if necessary, puts and calls and other transactions in securities or derivatives securities of our company and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling security holders and any broker-dealers or agents that participate in selling the shares offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

         The selling security holders, alternatively, may sell all or any part of the shares offered under this prospectus through an underwriter. To our knowledge, no selling security holder has entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If a selling security holder informs us that he has entered into such an agreement or agreements, any material details will be set forth in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

         The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

         Notwithstanding the above provisions of this plan of distribution, each of the selling security holders has agreed to limitations on the number of shares he can sell under this prospectus at a given time. Mr. Niwayama and Mr. Das each has agreed to limit his sales of shares under this prospectus to no more than 2,500 shares and 3,000 shares, respectively, per day.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus. Rather, the selling security holders will receive those proceeds directly.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

         Our certificate of incorporation provides that, except in certain specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors.

         In addition, our certificate of incorporation and bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of ours. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the Delaware General Corporation Law.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Commission, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     EXPERTS

         The consolidated financial statements of netGuru, Inc. and subsidiaries as of March 31, 2002, and for the years ended March 31, 2002 and 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The legality of the securities offered under this prospectus will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our filings with the Commission are also available to the public at the Commission's Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market(R). Our reports, proxy statements and other information are also available to the public on Nasdaq's Web site at http://www.nasdaq.com.

         This prospectus is part of a registration statement on Form S-3 filed with the Commission under the Securities Act. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to our company and the securities offered under this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission is not necessarily complete, and in each case you should refer to the copy of the document filed for more complete information.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering covered by this prospectus:

         o Amendment No. 3 to our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002 (file no. 000-28560) filed with the Commission on May 6, 2003;

         o Amendment No. 2 to our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002 (file no. 000-28560) filed with the Commission on January 27, 2003;

         o Amendment No. 1 to our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002 (file no. 000-28560) filed with the Commission on December 3, 2002;

         o Amendment No. 3 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 (file no. 000-28560) filed with the Commission on May 6, 2003;

         o Amendment No. 2 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 (file no. 000-28560) filed with the Commission on January 27, 2003;

         o Amendment No. 2 to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002 (file no. 000-28560) filed with the Commission on January 27, 2003;

         o Our Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002 (file no. 000-28560) filed with the Commission on February 19, 2003;

         o Amendment No. 1 to our Current Report on Form 8-K for April 1, 2002 (file no. 000-28560) filed with the Commission on May 6, 2003;

         o        Our Current Report on Form 8-K for March 27, 2003 (file no.
                  000-28560) filed with the Commission on March 31, 2003;

         o        Our Current Report on Form 8-K for April 15, 2002 (file no.
                  000-28560) filed with the Commission on April 16, 2002;

         o        Our Current Report on Form 8-K for August 13, 2002 (file no.
                  000-28560) filed with the Commission on August 14, 2002;

         o        Our Current Report on Form 8-K for October 30, 2002 (file no.
                  000-28560) filed with the Commission on November 5, 2002;

         o        Our Current Report on Form 8-K for December 5, 2002 (file no.
                  000-28560) filed with the Commission on December 20, 2002; and

         o The description of our common stock contained in our Current Report on Form 8-K (file no. 000-28560) filed with the Commission on March 19, 2002.

         Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

         We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

                                  netGuru, Inc.
                            22700 Savi Ranch Parkway
                              Yorba Linda, CA 92887
                             Attention: Clara Young
                            Telephone: (714) 974-2500